EXHIBIT 99.1

Excelian Luxoft Financial Services Strengthens Its APAC Presence With the Acquisition of DerivIT

NEW YORK — (BUSINESS WIRE) March 23, 2017 — Luxoft Holding, Inc. (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced that it has entered into a Share Purchase Agreement to acquire derivIT, a Singapore-based financial services-focused technology consulting provider. derivIT provides a unique blend of technology expertise, deep domain understanding and strong knowledge of leading platforms in credit and risk management and capital markets. The completion of the transaction is subject to approval by Reserve Bank of India, as well as satisfaction of several other customary conditions precedent, and is expected to occur in the coming weeks.

This transaction cements a strong foundation on which Luxoft intends to build its delivery platform in APAC to service numerous high-potential clients in the region. In addition to helping Luxoft pursue new business opportunities in financial, automotive, telecom and other sectors in the region, this transaction also helps Luxoft respond to interest on the part of a number of its existing global customers in being serviced by Luxoft from locations in this region. Furthermore, Luxoft sees immediate cross-selling opportunities to be realized between derivIT and Excelian, Luxoft’s Financial Services practice, due to a highly synergistic customer base and deep expertise in financial software platforms.

“derivIT is a strategic acquisition anticipated to consolidate and strengthen Luxoft’s leadership position as one of the top consulting, implementation and support services providers for Murex. It establishes a sizable base for our Company’s Asia Pacific and Middle Eastern presence to cater to financial services, automotive and other customers and provides access to new clients in the APAC and Middle East regions. We are also excited to add to our High Potential Accounts list several customers of derivIT, marquee logos with considerable cross-selling potential,” said Luxoft President and CEO Dmitry Loschinin. “derivIT is an important addition to Luxoft’s architecture. We are keen to have its track record of delivering consistent exemplary banking transformations, which complements our business model of building long-term relationships with our customers.”

Approximately ninety percent of derivIT’s revenues are derived from installations of Murex trading, risk and processing solutions across its blue chip clients based in Asia-Pacific. Commenting on the deal, Murex Head of Alliances in APAC, Niraj Marfatia said: “I am pleased to see two of our strongest system integrators and Alliance partners globally coming together. Alliance partner status is our highest level of partnership at Murex. We believe this will offer Murex clients a partner with a global footprint, able to better deliver high quality implementations and support on a worldwide scale.” Upon consummation of the acquisition, derivIT will be able to offer a wide variety of domain-focused technology services to its financial services customers, while Luxoft expects to measurably extend regional coverage to its global client base.

After the acquisition, Luxoft’s delivery footprint, catering to enterprises located in Singapore, Australia, Hong Kong and the Middle East, will also include India, Malaysia, China and Vietnam. According to the Gartner report, “Forecast: IT Services, Worldwide, 2014-2020, 4Q16 Update,” authored by Kathryn Hale, Allie Young, et. al, published on December 16, 2016, end-user spending in Singapore, Malaysia, and the rest of Emerging Asia on business services and product support is projected to amount to $16 billion by the year 2020, representing a 5-year compound annual growth rate of approximately 6%. The combination of derivIT and Excelian’s expertise together with Luxoft’s global delivery platform positions Excelian, Luxoft’s Financial Services practice, as an international one-stop destination for all technology needs, from advisory to engineering. It also globalizes its packaged services expertise, strengthens its influence in the financial vertical and solidifies its position in Murex implementation and support on a worldwide scale.

“We are pleased to partner with Luxoft and offer our existing clients access to Luxoft’s mature and highly scalable global delivery platform, which will support execution of larger-scale engagements and a broader suite of service offerings,” said derivIT’s CEO, Mukund V. Rao. “We are delighted to have an opportunity to expand beyond current ‘Run the Bank’-focused engagements into ‘Change the Bank’-geared tasks, directly partaking in the digital transformation process of our clients.”

About Luxoft

Luxoft Holding, Inc. (LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 32 dedicated delivery centers worldwide. It has more than 12,000 employees across 39 offices in 19 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

About Excelian, Luxoft Financial Services

Excelian, Luxoft’s Financial Services division, helps customers maximize efficiency, reduce risk and increase speed of delivery via adoption of better practices and more advanced systems. Excelian delivers an end-to-end service, from consulting to technology services - platform consolidation, infrastructure optimization, cloud and utility-based models, complemented by a range of proprietary solutions. Excelian manages the standardization of custom complex software development and helps simplify solutions to streamline banking cost structures and achieve more efficient operations via its expertise in packaged software from Murex, Open Link and Calypso, among others.

About derivIT

derivIT was founded in December 2007 to build a consulting-driven firm which was focused on providing the best in class service to the ever changing and diverse Capital Markets industry, backed by domain expertise and a proficient team of in-house consultants. derivIT’s distinction arises from a balanced ability to provide resolutions to clients coupled with tactical thinking. derivIT has a strong client base spread across Singapore, Malaysia, Australia, Middle East, India, China, Australia and the Middle East. Today, derivIT continues to expand into new geographies and markets with a client-oriented culture to enable clients achieve competitive advantage through the Company’s domain expertise and dedication. Being a Global Alliance partner to Murex has provided derivIT with the right foundation to offer a complete range of services on Murex’s MX.3 and MxG2000 platforms covering system implementations, upgrades, support, development, risk consulting and managed testing.

Forward-Looking Statements

This news release of Luxoft Holding, Inc (“Luxoft”) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements are subject to, without limitation, the risk factors discussed under the heading “Risk Factors” in Luxoft’s Annual Report on Form 20-F for the year ended March 31, 2016 and other documents filed with or furnished to the Securities and Exchange Commission by Luxoft. Except as required by law, Luxoft undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this news release whether as a result of new information, future events or otherwise.

All trademarks are recognized and are the property of their respective companies.